Exhibit 99.1

Kornit Digital brings its latest innovative and sustainable solutions for industrial digital textile printing to ITMA 2019

June 20, 2019

●	Commercial availability of the new Kornit Presto, the world’s only industrial single-step solution for direct-to-fabric printing
●	Official launch of the new Kornit Konnect, a cloud-based software analytics connectivity platform that provides data-driven insights for better business management and results
●	Showcasing collaboration with Adidas including live production on the recently announced Kornit Atlas and Avalanche Poly Pro systems

BARCELONA, Spain, June 20, 2019 (GLOBE NEWSWIRE) — Kornit Digital (Nasdaq: KRNT), a worldwide market leader in digital textile printing technology, has announced details of its presence at ITMA 2019 which is taking place in Barcelona, Spain, June 20-26, 2019.

Innovation for the modern supply chain

Driven by mega-trends, brands and retailers seek to connect with consumers, and are adapting their supply chains accordingly, paving the way to digital textile printing. The mega-trends driving for change are: personal expression in the social media era; an e-commerce environment of endless choices; and a strong sustainability imperative.

Kornit’s mission is to be the vendor of choice for apparel and home décor industry players, and to accelerate the supply chain optimization. Ronen Samuel, CEO of Kornit Digital, commented, “We work closely with the world’s leading brands to support their business innovation strategies. Kornit's technologies enable unlimited design creativity, faster turnaround times and sustainable production.”

Fastest and most sustainable way to print on textile

The new Kornit Presto addresses the supply chain challenge head on. It is the world’s only industrial single-step solution for direct-to-fabric printing. The system is perfectly suited for the home décor and fashion markets. It eliminates the need for pre and post treatment of fabric and allows for high-quality printing on an extraordinarily broad variety of fabric types. The Kornit Presto solution uses the 100% water-free patented NeoPigmentTM process, and is the shortest process from file to finished product, making it the most environmentally friendly solution available for direct-to-fabric textile printing today.

A vision of digital eco-system for real-time production and business insights

Kornit Konnect is a cloud-based software analytics connectivity platform that enables businesses to monitor production, analyse insights and manage their fleet, to eliminate blind spots. It includes a fleet management dashboard, data-driven benchmarks, actual production costs, and cost structures per job, making it easy for businesses to learn more, react faster and perform better.

“While businesses need to deliver high quality, faster than ever, to maintain customer loyalty, they are also challenged to maximize their efficiency and productivity,” said Omer Kulka, VP of Marketing & Product Strategy at Kornit Digital. “Konnect empowers these businesses to make better-informed production decisions, with greater visibility and control over their operations. Kornit plans to enhance this cloud-based platform frequently with new features as part of our innovation strategy.”

Showcase of successful solutions

Also on display in the booth are the Kornit Atlas and the Avalanche Poly Pro systems that were introduced earlier this year. Following dozens of installations worldwide and successful ramp-up at multiple customer sites, hundreds of thousands of garments have already been produced. Kornit will perform live printing of Adidas products on these two systems at ITMA. The Adidas mission is to be the best sports company in the world and one of their three key strategic choices is an Open Source strategy. Adidas is collaborating with Kornit to support their direct-to-garment innovation strategy, with Kornit as a key partner in digital embellishment. Adidas has recently invested in the Kornit Atlas and Avalanche Poly Pro solutions and is looking to expand its digital embellishment capabilities further.

The Kornit booth at ITMA (Hall 3 A211) is a gathering of world class experts: application and customer empowerment specialists as well as business consultants. Don’t miss this singular opportunity to meet the people who are focused on the innovation that allows leading brands to better connect with their customers and to adapt to the rapid changes in consumer preferences.

About Kornit Digital

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: Digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide. For more information, visit Kornit Digital at www.kornit.com.

Press contact

Oliver Luedtke

Head of Global PR

Tel. +49 211 200 55 200

oliver.luedtke@kornit.com

Investor contact

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com